

July 28, 2014

David A. Curtis
Senior Vice President and Chief Financial Officer
FNB Bancorp
975 El Camino Real
South San Francisco, California 94080

> **Re:** **FNB Bancorp**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-49693**

Dear Mr. Curtis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Loss, page 41

1. We note the increase in your allowance for loan losses from December 31, 2012 to December 31, 2013 as well as the increase in the allowance for loan losses as a percentage of total loan receivables over the same period. Given the noted improvements in the credit quality of your loan portfolio as evidenced by the decrease in the amount of your nonperforming loans and past due loans over the same time period, please tell us and revise your future filings to include a robust

and comprehensive discussion of the reasons for this increase in allowance for loan losses. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impacted your allowance for loan loss.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Internal Control over Financial Reporting, page 104

2. We note that the management's report on internal control over financial reporting does not appear to include a conclusive statement about whether or not the internal control over financial reporting was determined to be effective as of the end of the period. Please revise to include a complete management's report on internal control over financial reporting pursuant to Item 308T of Regulation S-K along with the required updated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief